UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. Announces Plan to Pursue

Global Strategic Alliance with Morgan Stanley

Tokyo, September 22, 2008—Morgan Stanley (Chairman & CEO John J. Mack) and Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) have, with the intention of pursuing a global strategic alliance, entered into a nonbinding letter of intent which would provide for Morgan Stanley to sell to MUFG, and MUFG to acquire from Morgan Stanley, as soon as practicable, between 10%-20% of the total outstanding common stock of Morgan Stanley on a fully diluted basis, at a price based upon book value as agreed as a result of satisfactory due diligence. The transaction is subject to the execution of definitive documentation, which will require approvals from the relevant regulatory authorities and other customary conditions. MUFG would have the right to appoint at least one director to the board of Morgan Stanley.

Company Profile (Morgan Stanley)

Morgan Stanley is a global financial services firm headquartered in New York, United States and having principal offices in major cities worldwide including London, Tokyo and Hong Kong with over 50,000 employees. The group provides sophisticated financial products and quality investment and advisory services to a large diversified group of clients and customers, including corporations and governments, financial institutions and individuals.

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651